UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nouveau Monde Graphite Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

66979W842
(CUSIP Number)

Andrew Willis c/o Pallinghurst Graphite International Limited 23-25 Le Pollet St Peter Port, Guernsey GY1 1WQ +44 1481 740 520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
Pallinghurst Graphite International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,922,106 (See Item 5)
	8	SHARED VOTING POWER
5,618,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER
5,922,106 (See Item 5)
	10	SHARED DISPOSITIVE POWER
5,618,907 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,541,013 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
Pallinghurst Graphite Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 - (See Item 5)
	8	SHARED VOTING POWER
5,618,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER
- 0 - (See Item 5)
	10	SHARED DISPOSITIVE POWER
5,618,907 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,618,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
Pallinghurst Bond Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000 (See Item 5)
	8	SHARED VOTING POWER
- 0 - (See Item 5)
	9	SOLE DISPOSITIVE POWER
5,000,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER
- 0 - (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 to the Original Schedule 13D (as defined below) (this “Amendment No. 1”) amends and supplements certain items of the Schedule 13D related to the common shares, no par value (the “Common Shares”) of Nouveau Monde Graphite Inc. (“NMG”), a corporation existing under the federal laws of Canada, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). Except as set forth below, all items of the Original Schedule 13D remain unchanged. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D relates to the Common Shares of NMG, a corporation existing under the federal laws of Canada, whose principal executive offices are located at 481 rue Brassard, Saint-Michel-des-Saints, Quebec, Canada J0K 3B0.

Except for Pallinghurst Bond, each Reporting Person was initially eligible pursuant to Section 13(d)(6)(B) and Rule 13d-1(d) under the Exchange Act to file a report on Schedule 13G as a beneficial owner of more than five percent of Common Shares before NMG registered the Common Shares under Section 12(b) of the Exchange Act on May 21, 2021 (the “Registration”). Pallinghurst International and Pallinghurst Graphite filed the Original Schedule 13D in lieu of a report on Schedule 13G, because, as a result of additional acquisitions of Common Shares of NMG by each such Reporting Persons following the Registration, Pallinghurst International and Pallinghurst Graphite acquired beneficial ownership of more than 2.0% of the Common Shares of NMG during the preceding 12-month period.

Pallinghurst Bond became obligated to file a report on Schedule 13D with respect to the Common Shares of NMG following its acquisition on November 8, 2022 of notes convertible into common shares and warrants of NMG representing, in the aggregate, more than 5.0% of the Common Shares of NMG on an as-converted basis.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(c), (f)

Reporting Persons

This Schedule 13D is being filed jointly by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”), pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 7.4, under which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Exchange Act:

(i)	Pallinghurst Graphite International Limited, a private limited company organized under the laws of Guernsey (“Pallinghurst International”). Pallinghurst International’s principal executive offices are located at 23-25 Le Pollet, St Peter Port, Guernsey GY1 1WQ, Channel Islands. Pallinghurst International’s principal business is to make investments in the natural resources sector, with a specific focus on battery materials.

(ii)	Pallinghurst Graphite Limited, a limited liability company existing under the laws of England (“Pallinghurst Graphite”). Pallinghurst Graphite’s principal executive offices are located at 70 Pall Mall, St James’s, London SW1Y 5ES, United Kingdom. Pallinghurst Graphite’s principal business is to make investments in the natural resources sector, with a specific focus on battery materials. Pallinghurst Graphite is a direct, wholly-owned subsidiary of Pallinghurst International.

(iii)	Pallinghurst Bond Limited, a private limited company organized under the laws of Guernsey (“Pallinghurst Bond”). Pallinghurst Bond’s principal executive offices are located at 23-25 Le Pollet, St Peter Port, Guernsey GY1 1WQ, Channel Islands. Pallinghurst Bond’s principal business is to make investments in the natural resources sector, with a specific focus on battery materials.

Each of the Reporting Persons has a board of directors, which makes voting and investment decisions over the Common Shares owned by it. The board of directors of each of the Reporting Persons is composed of the same individuals (named below under “Covered Individuals”). However, because these boards are elected by different shareholder bases, no single director or shareholder is technically deemed to control voting or disposition of (and to be an ultimate beneficial owner of) the Common Shares owned by each of the Reporting Persons. Thus, no individual or entity is deemed a common beneficial owner of the Common Shares of Pallinghurst International and Pallinghurst Bond.

The Reporting Persons may still be deemed a “group” for purposes of Section 13(d) of the Exchange Act, because their boards of directors are composed of the same individuals and because both Pallinghurst International and Pallinghurst Bond are parties to and have the same set of rights under the Second Amended and Restated Investment Agreement with NMG.

Covered Individuals

Set forth below are the (i) name, (ii) citizenship, (iii) residence or business address and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the directors of each Reporting Person as of the date of this filing (the “Covered Individuals”):

DIRECTORS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted
Arne Hojriis Frandsen	Danish	23-25 Le Pollet St Peter Port Guernsey GY1 1WQ Channel Islands

Co-Founder and Managing Partner of The Pallinghurst Group

The Pallinghurst Group is an investor in the metals and natural resources sector with a key focus on battery materials, facilitating the vital, global shift towards sustainable energy storage. Its principal office is located at 70 Pall Mall, St James’s, London SW1Y 5ES, United Kingdom

Andrew Paul Willis	United Kingdom	23-25 Le Pollet St Peter Port Guernsey GY1 1WQ Channel Islands

Co-Founder and Managing Partner of The Pallinghurst Group

The Pallinghurst Group is an investor in the metals and natural resources sector with a key focus on battery materials, facilitating the vital, global shift towards sustainable energy storage. Its principal office is located at 70 Pall Mall, St James’s, London SW1Y 5ES, United Kingdom

(d) None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of the Covered Individuals as of the date of this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of the Covered Individuals as of the date of this Schedule 13D, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On November 8, 2022, NMG issued an unsecured convertible note (the “Convertible Note”) to Pallinghurst Bond in a principal amount of US$12,500,000 pursuant to a convertible note subscription agreement, dated October 19, 2022 (the “Convertible Note Subscription Agreement”), between NMG and Pallinghurst Bond. The conversion price of the Convertible Note is US$5.00 per unit, with each unit comprised of one Common Share of NMG and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share of NMG at a price of US$5.70 per Common Share for a period of 24 months from the date of issuance thereof upon conversion of the Convertible Note in accordance with its terms. If the Convertible Note were to be converted in whole, Pallinghurst Bond would acquire 2,500,000 Common Shares of NMG and 2,500,000 Warrants, with each Warrant being exercisable for an equivalent number of Common Shares of NMG.

The Convertible Note will mature 36 months from the date of issuance and bear interest at the higher of 6.0% per annum and the 90-day average SOFR+4% (calculated quarterly). Interest will be payable either quarterly in cash on the last business day of each quarter commencing on December 31, 2022, or NMG may elect to capitalize interest and settle in fully paid Common Shares of NMG, subject to the approval of the TSX Venture Exchange. Pallinghurst Bond has the right to convert all or a portion of the principal amount of the Convertible Note at any time up to the maturity date of the Convertible Note.

Upon conversion of the Convertible Note, the Warrants are issuable for no additional consideration but have an exercise price of US$5.70 per Common Share of NMG.

Assuming conversion in whole of the Convertible Note and immediate exercise of the underlying Warrants, Pallinghurst Bond would own 5,000,000 Common Shares of NMG, representing, based on the total outstanding set forth in Item 5, approximately 8.2% of the issued and outstanding Common Shares of NMG on a partially-diluted basis (excluding all other securities convertible or exchangeable into Common Shares of NMG).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b)

	Beneficial Ownership of Common Shares of NMG as of November 7, 2022
	Beneficial Ownership		Voting and Dispositive Power
	Common Shares	Percentage(4)	Sole Power	Shared Power
Reporting Person:
Pallinghurst Graphite(1)(3)	5,618,907	10.1%	0	5,618,907
Pallinghurst International(1)(3)	11,541,013	20.7%	5,922,106	5,618,907
Pallinghurst Bond(2)(3)	5,000,000	8.2%	5,000,000	0
Total	16,641,013	27.2%	n/a	n/a

(1)	Pallinghurst Graphite directly beneficially owns 5,618,907 Common Shares. Pallinghurst International, as the sole shareholder of Pallinghurst Graphite, may be deemed the indirect beneficial owner of the 5,618,907 Common Shares of NMG directly beneficially owned by Pallinghurst Graphite. Additionally, Pallinghurst International directly beneficially owns 5,922,106 Common Shares of NMG. No entity or individual is deemed to be an ultimate beneficial owner of Pallinghurst International’s Common Shares. Thus, Pallinghurst International may be deemed to have shared voting and dispositive power over 5,618,907 Common Shares with Pallinghurst Graphite and to have sole voting and dispositive power of its 5,922,106 Common Shares.
(2)	Pallinghurst Bond holds a Convertible Note, which is convertible at any time for up to 2,500,000 Common Shares of NMG and 2,500,000 common share purchase warrants, with each such warrant being exercisable for one Common Share of NMG. No entity or individual is deemed to be an ultimate beneficial owner of Pallinghurst Bond’s Common Shares. Thus, Pallinghurst Bond may be deemed to have sole voting and dispositive power of the 5,000,000 Common Shares underlying the Convertible Note.
(3)	Each of Pallinghurst Graphite, Pallinghurst International and Pallinghurst Bond has a board of directors which makes voting and investment decisions over the Common Shares owned by it. However, because these boards are elected by different shareholder bases, no single director or director is technically deemed to control voting or disposition of the Common Shares owned by each of Pallinghurst International and Pallinghurst Bond. Thus, no individual or shareholder is deemed a common beneficial owner of the Common Shares of Pallinghurst International and Pallinghurst Bond. This row shows the total of all Reporting Persons for illustrative purposes only, and is not an admission of co-ownership among Pallinghurst International and Pallinghurst Bond. Pallinghurst Graphite, Pallinghurst International and Pallinghurst Bond may still be deemed a “group” for purposes of Section 13(d) of the Exchange Act, because their boards of directors are composed of the same individuals and because both Pallinghurst International and Pallinghurst Bond are parties to and have the same set of rights under the Second Amended and Restated Investment Agreement with NMG.
(4)	Based on 55,857,898 Common Shares of NMG outstanding as of November 7, 2022 (as reported by NMG to the Reporting Persons), plus, in the case only of Pallinghurst Bond and the illustrative total, 5,000,000 Common Shares of NMG that may be issued if the Convertible Note were to be converted in whole and the underlying warrants exercised in full.

	Beneficial Ownership of Common Shares of NMG as of November 7, 2022
	Beneficial Ownership		Voting and Dispositive Power
	Common Shares	Percentage(3)	Sole Power	Shared Power
Covered Person:
Arne Hojriis Frandsen(1)	991,275	1.8%	424,296	566,979
Andrew Paul Willis(2)	923,775	1.7%	356,796	566,979

(1)	Mr. Frandsen is the direct beneficial owner of: (i) 311,796 Common Shares of NMG; and (ii) 112,500 stock options, which are exercisable into 112,500 Common Shares of NMG. In addition, Mr. Frandsen holds an interest in a third party derivative instrument pursuant to which he has the option to acquire 566,979 Common Shares of NMG.
(2)	Mr. Willis is the indirect beneficial owner of 311,796 Common Shares of NMG and the direct beneficial owner of 45,000 stock options, which are exercisable into 45,000 Common Shares of NMG. In addition, Mr. Willis holds an indirect interest in a third party derivative instrument pursuant to which he has the option to acquire 566,979 Common Shares of NMG.
(3)	Based on 55,857,898 Common Shares of NMG outstanding as of November 7, 2022 (as reported by NMG to the Reporting Persons), plus, with respect only to Mr. Frandsen, 112,500 Common Shares of NMG issuable upon the exercise of 112,500 stock options granted to Mr. Frandsen, and with respect only to Mr. Willis, 45,000 Common Shares of NMG issuable upon the exercise of 45,000 stock options granted to Mr. Willis.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any of the Covered Individuals, beneficially owns any Common Shares of NMG or has the right to acquire any Common Shares of NMG.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any of the Covered Individuals, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares of NMG that they may be deemed to beneficially own.

(c) Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the Covered Individuals, has effected any transaction in the Common Shares of NMG during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Convertible Note Subscription Agreement

The information in Item 4 with respect to the Convertible Note Subscription Agreement is incorporated by reference herein to the extent applicable.

This description of the Convertible Note Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 99.2 to the Report of Foreign Private Issuer Form 6-K furnished by NMG to the SEC on October 31, 2022 (and is incorporated by reference herein as Exhibit 7.2).

Second Amended and Restated Investment Agreement

As disclosed in Item 6 of the Original Schedule 13D, NMG and Pallinghurst International are party to an amended and restated investment agreement pursuant to which Pallinghurst International was entitled to nominate directors to the board of directors of NMG and granted pre-emptive rights in respect of future offerings of shares of NMG. In connection with the closing on the Convertible Note Subscription Agreement, on November 8, 2022, Pallinghurst International and Pallinghurst Bond (collectively, the “Pallinghurst Entities”) and NMG entered into a second amended and restated investment agreement (the “Second Amended and Restated Investment Agreement”), pursuant to which, among other terms, the Pallinghurst Entities were granted director nomination and pre-emptive rights with respect to NMG. Pursuant to the Second Amended and Restated Investment Agreement, the Pallinghurst Entities are entitled to nominate: (1) three directors to the board of directors of NMG so long as the Pallinghurst Entities (together with their affiliates) hold (in the aggregate, on an as-converted basis) at least 20% of the issued and outstanding Common Shares of NMG; and (2) two directors to the board of directors of NMG so long as the Pallinghurst Entities (together with their affiliates) hold (in the aggregate, on an as-converted basis) less than 20% but greater than 10% of the issued and outstanding Common Shares of NMG. If the Pallinghurst Entities’ aggregate as-converted ownership falls below 10%, their director nominees must resign from the board of directors of NMG and the Pallinghurst Entities will cease to have any rights with respect to director nominations. In addition, the Pallinghurst Entities will be granted by NMG pre-emptive rights in respect of subsequent offerings of Common Shares of NMG or securities that are exercisable for, convertible into or exchangeable for Common Shares of the NMG (the “Convertible Securities”) in order for each of them to maintain, after such transactions, the same pro rata ownership interest (on a partially-diluted basis) that they each respectively had in the Common Shares or Convertible Securities of NMG before such transactions, which rights will continue until the ownership interest of the Pallinghurst Entities fall below 10%. The pre-emptive rights granted under the Second Amended and Restated Investment Agreement are subject to customary exceptions (the “Dilution Events”), provided that the Pallinghurst Entities have the right following a Dilution Event (the “Top-Up Right”) to subscribe and acquire, by way of a private placement, such number of Common Shares or Convertible Securities, as applicable, in order to maintain, after such Dilution Event, the same pro rata ownership interest (on a partially-diluted basis) that they had in the shares or Convertible Securities of NMG before the Dilution Event. The price of the securities to be acquired by the Pallinghurst Entities under their Top-Up Right will be the closing price of the Common Shares of NMG on the TSX Venture Exchange.

This description of the Second Amended and Restated Investment Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 99.2 to the Report of Foreign Private Issuer Form 6-K furnished by NMG to the SEC on November 14, 2022 (and is incorporated by reference herein as Exhibit 7.3).

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

Exhibit 7.1	Convertible Bond Subscription Agreement between Pallinghurst Graphite Limited and Nouveau Monde Graphite Inc. dated July 14, 2020 (incorporated by reference to Exhibit 99.25 to the Registration Statement on Form 40-F filed by NMG with the SEC on May 14, 2021).

Exhibit 7.2	Convertible Note Subscription Agreement, dated October 19, 2022, between Nouveau Monde Graphite Inc. and Pallinghurst Bond Limited (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K of NMG furnished to the SEC on October 31, 2022).

Exhibit 7.3	Second Amended and Restated Investment Agreement, dated as of November 8, 2022, between Pallinghurst Graphite International Limited, Pallinghurst Bond Limited and Nouveau Monde Graphite Inc. (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K of NMG furnished to the SEC on November 14, 2022).

Exhibit 7.4	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2022	Pallinghurst Graphite International Limited

	By:	/s/ Andrew Willis
Name: Andrew Willis
Title: Director

Date: November 15, 2022	Pallinghurst Graphite Limited

	By:	/s/ Arne H. Frandsen
Name: Arne H. Frandsen
Title: Director

Date: November 15, 2022	Pallinghurst Bond Limited

	By:	/s/ Andrew Willis
Name: Andrew Willis
Title: Director